GKN PLC

**GKN plc**
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700



24 March 2005

The United States Securities and Exchange Commission
**Exemption File 82-5204**
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA



New GKN PLC



Dear Sirs,

**GKN plc**
- **Purchase of own securities held in Treasury**

For your information I enclose a copy of the above announcement.

Yours faithfully,

S. DeRitter

**Sandie De Ritter**



Enc

4/11

# GKN plc

## Purchase of own securities held in Treasury

GKN plc announces that on 23 March 2005 it purchased 500,000 of its ordinary shares at a price of 253.18p per share from Credit Suisse First Boston (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 15,925,000 of its ordinary shares in Treasury and has a total of 722,677,585 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
23 March 2005

**GKN PLC**

**GKN plc**
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700



24 March 2005

The United States Securities and Exchange Commission
**Exemption File 82-5204**
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

**GKN plc**

- **Purchase of own securities held in Treasury**
- **Notification of major interests in shares**

For your information I enclose copies of the above announcements.

Yours faithfully,

S. De Ritter

**Sandie De Ritter**

Enc

*SCHEDULE 10*

## *NOTIFICATION OF MAJOR INTERESTS IN SHARES*

All relevant boxes should be completed in block capital letters.

| | |
|---|---|
| **1. Name of company**<br><br>GKN PLC | **2. Name of shareholder having a major interest**<br><br>LEGAL & GENERAL INVESTMENT MANAGEMENT |

| | |
|---|---|
| **3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18**<br><br>SHAREHOLDER NAMED IN 2 | **4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**<br><br>HSBC GLOBAL CUSTODY NOMINEE (UK) LTD |

| | | | |
|---|---|---|---|
| **5. Number of shares/amount of stock acquired**<br>NOT KNOWN | **6. Percentage of issued class**<br><br>NOT KNOWN | **7. Number of shares/amount of stock disposed** | **8. Percentage of issued class** |

| | | |
|---|---|---|
| **9. Class of security**<br><br>ORDINARY SHARES OF 50P EACH | **10. Date of transaction**<br><br>NOT KNOWN | **11. Date company informed**<br><br>21 MARCH 2005 |

| | |
|---|---|
| **12. Total holding following this notification**<br><br>31,447,878 | **13. Total percentage holding of issued class following this notification**<br><br>4.34% |

| | |
|---|---|
| **14. Any additional information**<br><br>INCREASE IN NOTIFIABLE INTEREST PREVIOUSLY DISCLOSED AT 3% LEVEL | **15. Name of contact and telephone number for queries**<br><br>CHRIS WINTERS – 01527 533383 |

| |
|---|
| **16. Name and signature of authorised company official responsible for making this notification**<br><br>CHRIS WINTERS<br>SENIOR SECRETARIAL ASSISTANT |
| **Date of notification** 22 MARCH 2005 |

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 22 March 2005 it purchased 500,000 of its ordinary shares at a price of 253.98p per share from Credit Suisse First Boston (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 15,425,000 of its ordinary shares in Treasury and has a total of 723,677,585 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
22 March 2005